SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 November 2010

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 02 November 2010 re:  Interim Management Statement

112/10	2 November 2010
LLOYDS BANKING GROUP - INTERIM MANAGEMENT STATEMENT

Key highlights

The Group has continued to make good progress against its strategic objectives in the third quarter of 2010, building on the significant achievements of the first half of the year.  We have delivered good underlying income growth in our core businesses, lower costs through continued strong integration delivery, and remain on track to deliver moderately lower impairments at a Group level in the second half of the year. The Group has also continued to reduce the size of its balance sheet and has made excellent progress on its funding objectives.

•
Income - The Group has delivered good underlying income growth in its core business on a combined businesses basis (excluding the impact of liability management exercises) in the third quarter.  We continue to expect a modest improvement in the banking net interest margin in the second half of 2010.

•
Costs and integration savings- Costs in the quarter have continued to fall.  Integration savings are being delivered in line with our recent guidance and the Group remains on track to achieve circa £1.3 billion run rate of synergies and other operating efficiencies by the end of 2010 and £2.0 billion by the end of 2011.

•
Impairments - Impairments have continued to decline and the level of Group impairments for the full year is expected to be in line with our recent guidance, although the mix of impairment incidence is different with lower Wholesale impairments offset by higher Wealth and International charges.

•
Balance sheet - Good progress continues to be made in reducing the size of the balance sheet. Reductions continue to be achieved in the portfolios identified for run off at a similar pace to that seen in the first half.

•
Funding - The Group has made excellent progress on its funding objectives and, having exceeded our initial full year public term issuance plans of £25 billion by the end of September, has subsequently issued a further £2.5 billion of public term issuance.  As a result of the success of our funding plans, we have been able to voluntarily accelerate repayments of certain central bank facilities.

'I am pleased to report that we had a good third quarter in our core business as we continue to deliver against the group guidance we provided at the interims.  Core income growth, margin improvement, integration savings, funding progress and balance sheet reduction all remain on target, giving us confidence that we will deliver a good financial performance for the current financial year.'

Eric Daniels
Group Chief Executive

Resilient operating performance

The Group has delivered good underlying income growth in its core business on a combined businesses basis (excluding the impact of liability management exercises), with income in the Group's core banking businesses continuing to benefit from asset pricing which appropriately reflects the respective risk and cost of funds.

The banking net interest margin continues to improve and we continue to expect to see modest margin expansion in the second half of 2010, notwithstanding higher wholesale funding costs, partly as a result of our successful term funding issuance programme.

As we indicated at the time of our 2010 interim results, income levels are subject to certain volatility from the valuation of the embedded derivative within the Group's Enhanced Capital Notes (ECNs) issued late last year.  In the third quarter, income has been impacted by a charge to reflect the change in the fair value of the embedded derivative within the ECNs which has slightly more than offset the £192 million gain reported for the first half of 2010.

The Retail division continued to experience good income growth during the third quarter.  In line with the first half this was primarily a result of the continued migration of mortgage business onto standard variable rate products and higher new business mortgage margins as assets are priced to more appropriately reflect risk and funding costs.  The demand for new lending remains subdued but gross mortgage lending during the third quarter was up on the same period last year.  New mortgage lending continues to be focused on supporting the home mover and first time buyer markets, and so far this year we have helped over 35,000 people buy their first home.  We have also seen a further increase in customer deposits in the quarter building on the growth delivered in the first half of 2010.

In the third quarter, Wholesale divisional income continued the trend of the first half with total income down slightly.  This was primarily driven by a decrease in net interest income arising from lower interest earning assets as we continue to reduce non-relationship assets.  The division has continued to support customers through the cycle and is meeting its lending commitments.  Gross lending to SMEs and corporates this year already accounts for over £35 billion.  Despite demand for corporate credit remaining relatively subdued, our relationship management and product delivery structure has continued to deliver good levels of cross-sales income.  Overall Wholesale divisional lending balances reduced slightly in the third quarter.

In the Wealth and International division, Wealth income was up slightly supported by growing customer deposits and new funds under management inflows.  Income in International businesses continued to fall due to very low levels of new lending activity, in line with our stated strategy, and the increasing income drag effect from rising levels of impaired assets.

In Insurance, new business sales in our life, pensions and investments businesses saw a similar rate of decline to that outlined at the Interim results.  This is largely attributable to the withdrawal of some lower return HBOS legacy products in the second half of 2009.  Our decision to refocus certain product offerings is continuing to deliver improving new business margins and internal rates of return, as outlined at the Interim results.

The Group's focus on strong cost control continues to deliver savings.  The integration programme is progressing well and synergy savings continue to be delivered in line with recent guidance.  As a result, the Group remains on track to achieve circa £1.3 billion run rate of synergies and other operating efficiencies by the end of 2010.  We have recently started the migration of the Halifax and Bank of Scotland branches onto the Lloyds counter system.  The integration of the core banking systems, including the mortgage sales platform and key banking and savings product platforms, is progressing well and will be complete by the end of 2011.  As a consequence we remain confident of achieving a run rate of £2.0 billion per annum of cost synergies and other operating efficiencies by the end of 2011.

Review of impairments

Overall impairments have continued to decline and the level of Group impairments for the second half is expected to fall moderately from the first half, in line with our recent guidance.  The mix of impairment incidence is however different, with lower Wholesale impairments offset by higher Wealth and International charges.

Within our Retail division, new business credit quality on both the secured and unsecured books remains strong, reflecting prudent risk management.  The numbers of mortgage customers entering arrears and new repossessions have remained stable relative to the first half.  Within the unsecured book the number of cases entering arrears is also broadly stable.  As a result we therefore continue to expect to see modest reductions in the Retail impairment charge in the second half of 2010 compared to the first half of the year.

In the Wholesale division there has been a significant reduction in impairments, ahead of recent guidance, as we continue to benefit from the currently more stable economic conditions, particularly in the real estate market.

In Wealth and International, impairments continue at a high level.  In Ireland, impairment levels are expected currently to continue at similar levels to the first half of the year reflecting the well documented ongoing difficulties in the Irish economy.  In Australia, while we observe a generally robust economy, there are significant geographical and sector variations and property related assets situated outside the principal metropolitan areas have been particularly weak. As outlined at the half year we have exposure to these areas within our Australian portfolio and this has driven increased impairment levels.  As a result, Wealth and International impairments in the second half of 2010 are expected to be similar to the first half, although still lower than the second half of 2009 which we continue to believe represented the peak for impairments in this division.

We continue to monitor performance of all of our portfolios closely given the current economic climate both in the UK and globally.

Balance sheet and capital strength

Good progress continues to be made in managing the size and shape of the overall balance sheet and improving the quality of both assets and liabilities.  Further reductions in non-relationship assets have been achieved in the third quarter, with the pace of reduction similar to that seen in the first half. We remain firmly on track to deliver our targeted balance sheet reduction of £200 billion by 2014.

Our focus remains on growing customer relationship focused assets whilst running down our non-relationship assets as opportunities arise.  Supporting our relationship customers by continuing to lend on a commercial basis is at the heart of our core strategy and we remain on track to meet our lending commitments.  On a net basis, however, continued high levels of debt repayment from corporate and retail customers has resulted in a continued reduction in overall banking assets.  This, along with a reduction in non-relationship assets, has led to a further modest reduction in risk weighted assets, compared to the first half.

Deposits continued to grow in the third quarter, primarily from our retail customers.  As a result of the customer deposit growth and the reducing size of the banking balance sheet, the Group's loan to deposit ratio continues to improve towards our stated goal of 140 per cent or less over the next few years.

The Group's capital ratios remain strong and modestly higher than those reported at June 2010.  The Group welcomed the additional information on calibration and timing in the recent Basel announcements on future capital and liquidity requirements.  The Group is comfortable that it remains well positioned to meet the published Basel III requirements.

Strengthened funding and liquidity position

The Group continues to maintain a prudent approach to funding and has made excellent progress against its funding objectives.  Although wholesale funding market conditions have been variable during 2010, we have been pleased with the market appetite for our term issuance.  As a result, we completed our full year public term issuance plans of £25 billion by the end of September.  During the first nine months of 2010, we have also raised approximately £11 billion in private issuance.   In October, we have continued to respond to favourable market conditions and have issued a further £2.5 billion of public term issuance.

As a result of the increased flexibility achieved by the success of our funding plans, we have been able to voluntarily accelerate repayments of certain central bank facilities.

Summary

We continue to monitor the economic environment carefully but notwithstanding this we are pleased to be reporting good progress against our strategic priorities.  Based on the Group's current economic and regulatory assumptions, we continue to expect the Group to deliver a good financial performance for the full year.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Michael Oliver                                                                        +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Media Relations
Brigitte Trafford                                                                      +44 (0) 20 7356 1849
Group Communications Director
Email: brigitte.trafford@lloydsbanking.com

Mark Elliott                                                                             +44 (0) 20 7356 1164
Head of Media Relations, City
Email: mark.elliott2@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group's or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date:  02 November 2010